14046138

RECEIVED
FEB 2 5 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MMLISI Financial Alliances, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street
(No. and Street)

Springfield	MA	01111-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Hall — 413-744-5006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza

755 Main Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathan Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MMLISI Financial Alliances, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer and Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MMLISI Financial Alliances, LLC
(SEC File Number 8-53707)

Financial Statements and Supplemental Schedule
As of and For the Year Ended December 31, 2013
With Report of Independent Registered
Public Accounting Firm Thereon
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)

MMLISI Financial Alliances, LLC

Table of Contents

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
MMLISI Financial Alliances, LLC:

We have audited the accompanying financial statements of MMLISI Financial Alliances, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of MMLISI Financial Alliances, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Hartford, Connecticut
February 18, 2014

MMLISI Financial Alliances, LLC

Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 644,213
Referral fees receivable	72,562
Prepaid expenses and other assets	14,096
Total assets	$ 730,871
Liabilities and Members' Equity	
Accounts payable and other accrued expenses	$ 40,551
Payables to related parties	23,185
Total liabilities	63,736
Members' Equity	
Series A	577,156
Series B	89,979
Total members' equity	667,135
Total liabilities and members' equity	$ 730,871

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Operations
For the Year Ended December 31, 2013

Revenues	
Referral fee income	$ 1,272,910
Other income	1,818
Total revenues	1,274,728
Expenses	
Management fees	266,500
Professional fees	151,552
State and regulatory fees	59,457
Other miscellaneous expenses	34,257
Total expenses	511,766
Net income	$ 762,962

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

	Series A		Series B		
	Contributions/ Additional Paid-in Capital	Accumulated Net Income	Contributions/ Additional Paid-in Capital	Accumulated Net (Loss)	Total Members' Equity
Balances at December 31, 2012	$ 297,196	$ 385,318	$ 425,000	$ (332,018)	$ 775,496
Member					
Contributions	111,840	--	225,000	--	336,840
Distributions	(138,192)	(1,069,971)	--	--	(1,208,163)
Net income	--	990,965	--	(228,003)	762,962
Balances at December 31, 2013	$ 270,844	$ 306,312	$ 650,000	$ (560,021)	$ 667,135

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 762,962
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Referral fees receivable	25,503
Prepaid expenses and other assets	18,850
Payables to related parties	4,887
Accounts payable and accrued expenses	1,093
Net cash provided by operating activities	813,295
Cash flows from financing activities:	
Contributions from members	336,840
Distributions to members	(1,208,163)
Net cash used in financing activities	(871,323)
Net decrease in cash and cash equivalents	(58,028)
Cash and cash equivalents, beginning of year	702,241
Cash and cash equivalents, end of year	$ 644,213

The accompanying notes are an integral part of these financial statements.

1. Organization

MMLISI Financial Alliances, LLC (the "Company"), a Delaware Series limited liability company was organized effective June 2001 for the sole purpose of facilitating referrals made by certain professional firms to MML Investors Services, LLC ("MMLIS") and MMLIS's parent, Massachusetts Mutual Life Insurance Company ("MassMutual"), for products and services. The Company also conducts business with MML Insurance Agency ("MMLIA"), a wholly-owned subsidiary of MMLIS, in facilitating these referrals. Until December 31, 2013, the Company was registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and was a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Effective December 31, 2013, the Company withdrew its registration as a broker-dealer. The Company remains registered with the SEC as an investment adviser and is licensed as an insurance agency in 49 states, Puerto Rico and the District of Columbia.

As a Series limited liability company, the Company is comprised of Series A and Series B members. The Series A members are professional firms who provide contributions in exchange for non-controlling equity interests. MMLIS is the Series B member and holds the controlling interests (see Footnote 4). All capital contributions, assets, liabilities, income, expenses, earnings, profits, and proceeds with respect to the Series A members are held and accounted for separately from the other assets of the Company, and are referred to as assets belonging to that Series. These assets are available for the payment of the liabilities, expenses, costs or charges in respect of, or allocated to, that Series. The assets belonging to each Series belong to that Series for all purposes, and no other Series, subject only to the rights of creditors of that Series.

2. Summary of Significant Accounting Policies

The significant accounting policies are as follows:

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Series A member equity interests that are identified as belonging to that Series are segregated by the Company in separate third party bank accounts for the protection of each member. (See Note 4).

Revenue Recognition

The Company earns fees on business referred to MMLIS and MassMutual, as well as unrelated third party insurance companies through referrals to MMLIA. Referral fee revenue is recognized when referred business generates a sale for the above companies and when the related income is reasonably determinable. All referral fees earned by the Company are from related parties (see Note 3). In withdrawing its registration as a broker-dealer, effective December 31, 2013 the Company can no longer receive revenues from MMLIS and MassMutual associated with any referred broker-dealer related securities business (see Note 7).

Fair Value of Financial Instruments

The reported carrying value of financial instruments, including cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company is treated as a partnership for tax reporting purposes. Therefore, no tax provision is required. Certain states require the Company to file limited liability company returns. Any taxes related to these returns are recorded in Other miscellaneous expenses on the Statement of Operations. Management has determined that no reserves for material uncertain tax positions are required at December 31, 2013.

3. Related-Party Transactions and Agreements

The Company is party to an Administrative Services Agreement with MassMutual and MMLIS to receive certain administrative and support services. These selected services include, but are not limited to, legal, accounting, administrative, information systems, treasury, audit, licensing and compliance. The Company incurred $214,500 and $52,000 of expense in 2013 under these agreements for services provided by MassMutual and MMLIS, respectively, which are included in Management fees on the Statement of Operations.

As of December 31, 2013, the Company has payables to MassMutual and MMLIS of $23,185 and zero, respectively, related to management fees and direct expense activity.

Referral fees receivable from MassMutual and MMLIS totaled $39,150 and $33,412, respectively, as of December 31, 2013.

4. Members' Equity

As the Principal member, MMLIS holds all the Series B member interests, 51% of the voting rights, and provides certain personnel and infrastructure for the operations of the Company. The remaining 49% of the voting rights are held by Series A members.

At December 31, 2013, $277,860 of cash has been segregated related to the Series A members. (See Notes 1 and 2).

Series A members are allocated their respective revenues based upon business generated. In general, expenses are allocated to the Series A members equally. For the month a member purchases a Series A unit, the allocation is made based upon the number of days the member was active during that month. In 2013, all revenues of the Company were allocated to the Series A members and expenses were allocated to both the Series A and Series B members. In accordance with the Company's LLC agreement, the Company retains the ability to allocate certain extraordinary expenses to a Series A member or the Series B member. In 2013, $228,003 of legal and other expenses were allocated to the Series B member.

5. Regulatory Requirements

As a broker-dealer registered with the SEC through December 31, 2013, the Company was subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" (as those items are defined), shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the "aggregate indebtedness" to "net capital" would exceed 10 to 1. In addition, in accordance with FINRA Rule 4110, members were prohibited from withdrawing equity capital for a period of one year after a contribution was made unless otherwise permitted by FINRA. At December 31, 2013, the Company had net capital of $299,699, which was $294,699 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1.

The Company was exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i). To qualify for the exemption under Rule 15c3-3 (k)(2)(i), the Company was prohibited from carrying margin accounts; must have promptly transmitted all customer funds and delivered all securities received in connection with its activities as the broker or dealer, must not otherwise have held funds or securities for, or owe money or securities to, customers and must have effectuated all financial transactions between the Company and its customers through one or more bank accounts designated as a Special Account for the Exclusive Benefit of Customers of the Company. The Company did not execute any financial transactions with customers and will continue to refer customers to MMLIS, MMLIA, or MassMutual who will execute the financial transactions.

6. Broker's Bond

Through December 31, 2013, the Company carried a broker's blanket fidelity bond in the amount of $300,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000,000.

7. Litigation and Regulatory Inquiries

The Company is, from time to time, involved in litigation arising in and out of the normal course of business. While the Company is not aware of actions or allegations that should reasonably give rise to any material adverse impact, the outcome of litigation cannot be foreseen with certainty.

From time to time, the Company is also involved in various governmental and administrative proceedings, or regulatory investigations and inquiries, arising in and out of the normal course of business. In all such matters, the Company has cooperated fully with the applicable regulatory agency. In resolving an investigation by FINRA into the Company's compliance with self-regulatory organization rules governing the allocation of securities-related revenues to Series A members, the Company voluntarily decided to withdraw its status as a broker-dealer effective December 31, 2013. As such, the Company stopped receiving any broker-dealer related securities revenues from MMLIS and MassMutual upon filing its broker-dealer withdrawal with FINRA on November 1, 2013. As a result, the Company estimates its lost revenues in 2014 may be approximately $500,000 to $650,000.

8. Subsequent Events

The Company has evaluated subsequent events through February 18, 2014, the date the financial statements were available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.

Net Capital Requirement

Total members' equity		$ 667,135
Less non-allowable assets:		
Series A members cash	$ 277,860	
Receivable from related parties, net	72,802	
Prepaid expenses, other assets, and cash on deposit with FINRA	16,774	367,436
Net capital		$ 299,699

Aggregate Indebtedness

Total liabilities included in statement of financial condition	$ 63,736
Aggregate indebtedness	$ 63,736
Minimum net capital required to be maintained (Greater of $5,000 or 6-2/3% of $63,736)	5,000
Net capital in excess of minimum requirements	$ 294,699
Ratio of aggregate indebtedness to net capital	0.21 to 1

See accompanying report of independent registered public accounting firm.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MMLIS Financial Alliances, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2013.

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors and Members of
MMLISI Financial Alliances, LLC:

In planning and performing our audit of the financial statements of MMLISI Financial Alliances, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Hartford, Connecticut
February 18, 2014

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors and Members of
MMLISI Financial Alliances, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by MMLISI Financial Alliances, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for MMLISI Financial Alliances, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries within the Company's general ledger system noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and the trial balance noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments noting no differences; and

5. Inspected the SIPC-7 noting that no overpayment carry forward was claimed on the current assessment form.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Hartford, Connecticut
February 18, 2014